Exhibit 4.5

EXECUTIVE RELEASE AGREEMENT

This Executive Release Agreement (“Agreement”) is entered into on August 29, 2022 (“Execution Date”), and is deemed to be effective from August 29, 2022 (“Effective Date”), at New Delhi by and between:

1.	AZURE POWER INDIA PRIVATE LIMITED, a private limited company incorporated under the laws of India and having its office at 5th floor, Southern Park, D-II, Saket Place, Saket, New Delhi - 110017 (hereinafter referred to as the “Indian Company”, which expression shall unless repugnant to the meaning or context thereof, be deemed to include its successors and permitted assigns);

2.	AZURE POWER GLOBAL LIMITED, a company incorporated under the laws of Mauritius and having its office at C/o AAA Global Services Ltd, 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius (hereinafter referred to as the “Mauritius Company”, which expression shall unless repugnant to the meaning or context thereof, be deemed to include its successors and permitted assigns); and

3.	MR. HARSH SHAH, a citizen of India bearing PAN ARAPS4885L and resident of 802, Tower 7, Parsvnath Srishti 2, Sector 93A, Noida 201304 (hereinafter referred to as the “Executive” which expression shall unless repugnant to the meaning or context thereof, be deemed to include his legal heirs).

The Indian Company and the Mauritius Company are individually referred to as “Company” and collectively referred to as “Companies”

The Companies and the Executive shall, hereinafter, be collectively and commonly referred to as “Parties” and individually as a “Party”.

Any term not defined under this Agreement shall have the meaning assigned in the Employment Agreement (as defined below), notwithstanding the cessation of employment of the CEO under the employment agreement dated July 01, 2022 between the Indian Company and the Executive (“Employment Agreement”).

WHEREAS The Executive held the position of Chief Executive Officer (“CEO”) in the Indian Company and Mauritius Company (collectively, “Companies”) from July 01, 2022. The Executive has tendered his resignation vide letter dated 21st August 2022 from all employment with the Companies and the Group (as defined hereinafter). The Parties are therefore desirous of recording the final terms and conditions of such cessation, as set out hereinafter.

NOW, THEREFORE, in consideration of the mutual covenants, and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound, hereby agree as follows:

(1)	The Executive confirms that all positions (including, but not limited to, all board / committee and executive positions) held by him in the Companies and / or in the Group, shall stand vacated as of the close of business of the Indian Company and the Mauritius Company. The Executive hereby agrees and affirms that he will assist the Companies and such other representatives of the Group and will sign the necessary letters and documents to record his resignation from any position that he may have been appointed to or be in the process of being appointed to and hereby authorizes the Group and such other representatives of the Group to do what is necessary in this regard to record resignation of the Executive.

(2)	The Parties have hereby agreed the waiver of the provisions of Clause 6 (a) (Non-Competition), of the Employment Agreement with effect from the Effective Date. Accordingly, the Executive agrees that the Companies shall have no obligation to pay the Non-Competition Compensation as provided under Clause 6 (e) (Non-Competition Compensation) of the Employment Agreement. Subject to Clause 5 below, there shall be no claim on the Executive with respect to Clause 1 (c) Notice Period, 2 (d) Sign on Bonus, 2 (e) Compensatory Bonus 2(i) Expenses and the Executive shall not be asked to repay any such amounts.

(3)	The Executive, both on his behalf and on behalf of his successors and heirs, releases and forever discharges the Companies, their affiliates and their present and/or former owners, officers, directors, employees, agents, attorneys, insurers, representatives, employee benefit plans and their fiduciaries, both individually and in their representative capacities from all Claims. The Executive waives any future Claims whatsoever that the Executive or his successors or heirs have or may have against any of the Companies, their affiliates and their present and/or former owners, officers, directors, employees, agents, attorneys, insurers, representatives, employee benefit plans and their fiduciaries, both individually and in their representative capacities, other than those in respect of payment of amounts due.

For this purpose, ‘Claims’ means any and all past and present claims, charges, complaints, lawsuits, liabilities, obligations, promises, agreements, damages, actions, causes of action, rights, demands, costs (including all legal costs), losses, debts and expenses, injuries and grievances of any and every kind. Claims also includes, but is not limited to, a full release of any and all claims for punitive damages, attorneys’ fees, injunctive relief, declaratory relief, equitable relief, loss of wages, loss of other employment, back pay, front pay, liquidated damages, compensatory damages, breach of express or implied contract, wages or benefits owed, covenants of fair dealing and good faith, interference with contract, option grants, wrongful discharge or termination, fraud, personal injury, infliction of emotional distress, mental anguish, libel, slander, defamation, negligence, assault, battery, invasion of privacy, false imprisonment, civil conspiracy, duress, promissory or equitable estoppel, violation of public policy, retaliation, breach of fiduciary duty, bad faith, employment discrimination or harassment of any type or retaliation based on any protected status (including, without limitation, national origin, race, age, sex, sexual orientation, disability, workers’ compensation status, or other protected category) or other discrimination, retaliation or harassment in accordance with the subsisting laws in India or any other applicable state or local law, regulations or other similar provisions, vacation pay, sick pay, any retirement or pension contributions or benefits, medical or health benefits, short or long term disability benefits, long service payment, severance or redundancy payments, notice (or payment in lieu), leave encashment, allowances, bonus (statutory or otherwise), incentive share or share option scheme, retention scheme, and any other employee benefits; and any and all claims and demands of any other kind and nature whatsoever, foreseen, unforeseen, or unforeseeable, now known or which may hereafter be discovered relating to his employment with and/or separation from the Companies, or to any event, act or omission that has occurred at any time up to and including the date of termination of the Executive, whether or not the Claim arises or may arise under contract, tort, equity or statute.

(4)	The Executive shall not, up to and after the date of termination, directly or indirectly, make disparaging or negative statements of whatever kind and in whatever context, through any medium, about any of the Companies, their affiliates, employees, business practices, plans or procedures, products, or pertaining to the Executive’s tenure with the Companies or the terms of this Agreement. The same shall be applicable to the Company, with regards to making statements on the Executive.

(5)	In the event, at any time after the termination of employment of the Executive, it is discovered (pursuant to any internal or external / regulatory investigation(s)) that during the limited period of Term of his employment, the Executive was engaged or involved in any of the following: (a) misconduct / fraud, (b) gross negligence, (c) breach of any terms of employment or applicable laws or the Agreement or (d) misappropriation of funds / property, then the Companies shall have all rights and entitlements against the Executive, as may be available under applicable laws, and/or in equity, including the right to claim damages for breach/ actions of the Executive and clawback of Sign On Bonus and Compensatory Bonus.

It is further clarified that the  Term of the Executive’s employment commenced from the effective date of the CEO Agreement up to the Effective Date of this Agreement.

(6)	The Companies agree that there shall be no liability of the employee towards the Companies or his role at the company after the release. The Company shall not raise any Claims against the Executive except as any claims that the Companies may have pursuant to Clause 5 above.

(7)	The Executive agrees that his obligations under the Employment Agreement shall survive post his Terminate Date including the obligations under Clause 5 (Non-Disclosure of Confidential Information).

(8)	The Executive agrees to undertake best efforts to co-operate with members of the Group and their legal counsel, in connection with any current or future investigation or litigation relating to any matter with which he was involved or of which he has knowledge, or which occurred during the term of his employment with the Companies. The Company agrees to pay for the fees for independent legal counsel for such matters who will advise the employee.

(9)	Clauses 8 (Notices), 9 (Severability), 10 (Governing Law and Arbitration) and 12 (Definitions) of the Employment Agreement shall mutatis mutandi apply to this Agreement.

IN WITNESS WHEREOF, the Parties have entered into this Agreement on the day and year first above written.

/s/ Mr. Harsh Shah
MR. HARSH SHAH

Signature Page – Executive Release Agreement

IN WITNESS WHEREOF, the Parties have entered into this Agreement on the day and year first above written.

For Azure Power India Power Limited

Authorized Signatory

Name:

Designation:

Signature Page – Executive Release Agreement

IN WITNESS WHEREOF, the Parties have entered into this Agreement on the day and year first above written.

For Azure Power Global Limited

Authorized Signatory

Name:

Designation:

Signature Page – Employee Employment Agreement